Oncolytics Biotech® Receives FDA Fast Track Designation for the Treatment of Advanced/Metastatic Pancreatic Cancer

FDA Fast Track designation granted after presentation at the SITC 37th Annual Meeting demonstrating 69% objective response rate

SAN DIEGO, CA and CALGARY, AB, December 1, 2022 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced that the U.S. Food and Drug Administration (FDA) has granted Fast Track designation to pelareorep in combination with Roche's anti-PD-L1 checkpoint inhibitor atezolizumab, and the chemotherapeutic agents gemcitabine and nab-paclitaxel, for the treatment of advanced/metastatic pancreatic ductal adenocarcinoma (PDAC). This represents pelareorep’s second FDA Fast Track designation.

“Receiving this Fast Track designation is an important accomplishment that speaks to the impressive response rate and the durability of the response in our PDAC study, and it also reflects the pressing need to improve upon the standard of care in this indication,” stated Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics Biotech Inc. “We expect the opportunity for more frequent communication about our data with FDA provided by this designation will be invaluable as we work to align with the Agency on the best design for a registrational PDAC study. With our core programs in breast and pancreatic cancer both nearing pivotal trials, and eligible for the Fast Track program’s numerous benefits, we believe we are at a crucial point in Oncolytics’ evolution and are excited for what’s ahead.”

In November 2022, at the Society for Immunotherapy of Cancer (SITC) 37th Annual Meeting, Oncolytics reported interim clinical data showing a 69% objective response rate (ORR) including a complete response (n=13) in a cohort of first-line advanced/metastatic PDAC patients treated with the combination of pelareorep, atezolizumab, gemcitabine, and nab-paclitaxel in the Company’s phase 1/2 GOBLET study. This ORR is nearly triple the average ORR of ~25% reported in historical control trials evaluating gemcitabine in combination with nab-paclitaxel in pancreatic cancer1-4.

Fast Track designation is designed to facilitate the development and expedite the review of therapies to treat serious conditions and fill an unmet medical need. For conditions where an available treatment exists, a therapy must show some advantage over the available treatment, such as superior effectiveness, to be granted a Fast Track designation. A clinical program that receives Fast Track designation may benefit from more frequent meetings and communications with the FDA to discuss development plans and ensure the collection of appropriate data needed to support approval. In addition, clinical programs with Fast Track designation may be eligible for Accelerated Approval and Priority Review, if relevant criteria are met.

References
1.  Von Hoff D et al. N Engl J Med 2013; 369:1691-1703 DOI: 10.1056/NEJMoa1304369
2.  O'Reilly et al. Eur J Cancer. 2020 June; 132: 112–121. DOI:10.1016/j.ejca.2020.03.005
3.  Karasic et al. JAMA Oncol. 2019 Jul 1; 5(7):993-998. DOI: 10.1001/jamaoncol.2019.0684
4.  Tempero et al. Ann Oncol. 2021 May; 32(5):600-608. DOI: 10.1016/j.annonc.2021.01.070

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards registration studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding the timing and anticipated content of upcoming poster presentations involving pelareorep; Oncolytics' belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our expectation regarding the effects and benefits of Fast Track designation for pelareorep for the treatment of advanced/metastatic pancreatic ductal adenocarcinoma; our plans to advance towards a registration study in metastatic breast cancer and pancreatic cancer; and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.  Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com